

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

<u>Via E-Mail</u>
Mr. Michael Mathews
Chairman
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

> **Re: Wizard World, Inc.**
> **Form 8-K/A**
> **Filed June 29, 2012**
> **File No. 000-33383**

Dear Mr. Mathews:

We note that you have amended your Form 8-K on June 29, 2012 in response to our comment letter dated May 16, 2012. Your response does not appear to address the concerns highlighted in our comments in a substantive way. We will not perform a detailed examination of the Form 8-K/A or your response because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Without appropriate responses to our comments and draft disclosure we are unable to review your response in a meaningful way. Therefore, please provide a response which addresses our comments. To the extent that outstanding matters will be addressed in subsequent amendments to your Form 8-K or subsequent filings of Forms 10-K for 2010 and 2011, please provide draft disclosure and a timeline for the filing of those documents.

You may contact Adam F. Turk at (202) 551-3657 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director